Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Item 2	Date of Material Change

June 6, 2025

Item 3	News Release

News release disclosing the material change was disseminated through the Globe Newswire on June 10, 2025, and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On June 10, 2025, the Company announced that further to the closing of the Company’s US$3.6 million underwritten public offering on May 5, 2025 (the “Offering”), Maxim Group LLC, as underwriter and sole book-running manager, has partially exercised their over-allotment option to purchase an additional 100,000 common shares at the price of US$2.09 per share for aggregate gross proceeds of US$209,000 prior to deducting underwriter discounts and commissions.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On June 10, 2025, the Company announced that further to the closing of the Offering, Maxim Group LLC, as underwriter and sole book-running manager, has partially exercised their over-allotment option to purchase an additional 100,000 common shares at the price of US$2.09 per share for aggregate gross proceeds of US$209,000 prior to deducting underwriter discounts and commissions.

Draganfly intends to use the net proceeds from the Offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

The Offering was made pursuant to an effective shelf registration statement on Form F-10, as amended, (File No. 333-271498) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 5, 2023 and the Company’s Canadian short form base shelf prospectus dated June 30, 2023 (the “Base Shelf Prospectus”). Draganfly offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

A final prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering and describing the terms thereof has been filed with the applicable securities commissions in the Canadian provinces of British Columbia, Saskatchewan and Ontario, and with the SEC in the United States and is available for free by visiting the Company’s profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC’s website at www.sec.gov, as applicable.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer
Tel: 1.800.979.9794

Item 9	Date of Report

June 10, 2025

Forward-Looking Statements

Certain statements contained in this material change report may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this material change report, such forward-looking statements include, but are not limited to, statements regarding the intended use of proceeds of the Offering. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this material change report. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the Offering documents, as well as Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.